GREENWAVE TECHNOLOGY SOLUTIONS, INC.

277 Suburban Drive

Suffolk, Virginia 23434

August 25, 2022

Via Edgar

Ms. Cara Wirth

Ms. Jennifer López Molina

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenwave Technology Solutions, Inc.
Withdrawal of Registration Statement on Form S-3
Filed August 1, 2022
File No. 333-266447

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Greenwave Technology Solutions, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-266447), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), which withdrawal reflects the Registrant’s response to the comments received from the Staff of the Commission in a letter dated August 18, 2022. The Registration Statement was originally filed with the Commission on August 1, 2022.

The Registration Statement was prematurely filed as a shelf registration statement on Form S-3. As the Registrant does not meet the requirements necessary to file a Form S-3, the Registrant is not eligible to file a shelf registration statement. The Registrant may choose to file a shelf registration statement on Form S-3 when it becomes eligible to do so.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Pryor Cashman LLP, Attn: Ali Panjwani, 7 Times Square, New York, NY 10036, email: ali.panjwani@pryorcashman.com.

If you have any questions with respect to this matter, please contact Ali Panjwani at (212) 326-0820.

Very truly yours,

/s/ Danny Meeks
Danny Meeks